necoBrands, Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
NecoBrands, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 20, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	28,379	66,551
Accounts Receivable	24,786	-
Prepaid Expenses	-	11,000
Total Current Assets	53,165	77,551
Non-current Assets		
Intangible Assets: Patent, net of Accumulated Depreciation	5,683	-
Total Non-Current Assets	5,683	-
TOTAL ASSETS	58,848	77,551
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	14,535	-
Deferred Revenue	-	48,000
Total Current Liabilities	14,535	48,000
TOTAL LIABILITIES	14,535	48,000
EQUITY		
Issuance of Common Stock	60	-
Additional Paid-In Capital/(deficit)	(3,231)	1,406
Retained Earnings	47,483	28,145
Total Equity	44,312	29,551
TOTAL LIABILITIES AND EQUITY	58,848	77,551

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	267,708	61,710
Cost of Revenue	-	-
Gross Profit	267,708	61,710
Operating Expenses		
Advertising and Marketing	10,039	772
General and Administrative	47,054	10,167
Research and Development	224,562	57,913
Rent and Lease	17,718	2,806
Depreciation	13,472	-
Amortization	317	-
Total Operating Expenses	313,162	71,658
Operating Income (loss)	(45,454)	(9,948)
Other Income		
Other	65,120	38,250
Total Other Income	65,120	38,250
Other Expense		
Interest Expense	329	62
Total Other Expense	329	62
Provision for Income Tax	-	-
Net Income (loss)	19,337	28,240

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	19,338	28,240
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	13,472	-
Amortization	317	-
Accounts Payable	7,437	-
Accounts Receivable	(24,786)	-
Prepaid Expenses	18,099	(11,095)
Deferred Revenue	(48,000)	48,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(33,462)	36,905
Net Cash provided by (used in) Operating Activities	(14,124)	65,145
INVESTING ACTIVITIES		
Equipment	(13,472)	-
Patent	(6,000)	-
Net Cash provided by (used by) Investing Activities	(19,472)	-
FINANCING ACTIVITIES		
Issuance of Common Stock	60	-
Additional Paid-In Capital	(4,636)	(3,894)
Net Cash provided by (used in) Financing Activities	(4,576)	(3,894)
Cash at the beginning of period	66,551	5,300
Net Cash increase (decrease) for period	(38,172)	61,251
Cash at end of period	28,379	66,551

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2020	-	-	5,300	(95)	5,205
Issuance of Common Stock		-	-	-	0
Additional Paid in Capital	-	-	(3,895)	-	(3,895)
Net Income (Loss)	-		-	28,240	28,240
Ending Balance 12/31/2020	-	-	1,405	28,145	29,551
Issuance of Common Stock	6,000,000	60	-	-	60
Additional Paid in Capital	-	-	(4,636)	-	(4,636)
Net Income (Loss)	-	-	-	19,338	19,338
Ending Balance 12/31/2021	6,000,000	60	(3,231)	47,483	44,313

necoBrands, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

necoBrands, Inc ("the Company") was created in Delaware on May 17, 2021 and became the sole owner of necoTech LLC on November 30th, 2021. necoTech is an Ohio Limited Liability Company and is the operating company for day-to-day transactions with necoBrands, Inc being a Delaware C-Corp and acting as a holding company for all intents and purposes. necoTech is currently completing R&D contracts for the Department of Defense, primarily the United States Air Force, and plans to commercialize these products for both federal and commercial customers alike. The Company's customers will be located all over the United States, and eventually globally.

The Company will continue a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, necoTech, LLC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling pavement repair solutions to the USAF, DoD, and private sector's airports and DOT's. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is repairing pavement infrastructure and revenue is recognized upon completion of each service. The Company deferred revenue of $48,000 for the year ended 2020 for prepaid services the Company provided in the engineering and design of its pavement repair application system prototype. This amount was recognized in 2021 revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Other Income

The Company received $39,600 in 2020 and $20,520 in 2021in the form of a grant from Carpet America Recovery Effort, a joint industry-government non-profit organization that encourages design and advancement of market-based solutions that recycle post-consumer carpets.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has 10,000,000 common shares authorized with a par value of 0.00001 per share. 6,000,000 shares were issued and outstanding as of December 31st, 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 20, 2022, the date these financial statements were available to be issued.

The company had a rolling close of the Crowd Funding campaign under a Future Equity Obligation Agreement (SAFE) totaling $146,413 on March 8th, 2022. After WeFunder fees were taken out, the Company received $136,881.16 on March 10, 2022.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.